
Mail Stop 3561

April 27, 2006

Mr. Michael F. Devine, III
Senior Vice President and Chief Financial Officer
Coach, Inc.
516 West 34th Street
New York, NY 10001

> **Re:** **Coach, Inc.**
> **Form 10-K for the Fiscal Year Ended July 2, 2005**
> **Filed September 9, 2005**
> **Form 10-Q for the Quarter Ended December 31, 2005**
> **Filed February 9, 2006**
> **File 1-16153**

Dear Mr. Devine:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related discourses and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended July 2, 2005

Controls and Procedures, page 33

1.   Please revise to include the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Please also revise to disclose whether there were any changes in internal control over financial reporting that occurred during your fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. Refer to Items 307 and 308(c) of Regulation S-K.

Exhibit 31.1

2.   Please revise your certifications to include a reference to internal controls over financial reporting in paragraph 4. Furthermore, please revise the certifications included in your Form 10-Q for the period ended December 31, 2005 as appropriate and include paragraph 4(b). Refer to Item 601 of Regulation S-K and SEC Release 33-8238.

*   *   *   *   *

Please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief